

November 8, 2013

Via E-Mail
Mr. Stanley Weiner
Chief Executive Officer
STW Resources Holding Corp.
619 West Texas Avenue, Suite 126
Midland, Texas 79701

> **Re:** **STW Resources Holding Corp.**
> **Item 4.01 Form 8-K**
> **Filed November 4, 2013**
> **File No. 000-52654**

Dear Mr. Weiner:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Jennifer Thompson

                                   Jennifer Thompson
                                   Accounting Branch Chief

Cc: Rachael Schmierer, Esq.